UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*

SeD Intelligent Home Inc.
 (Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

81517W105
(CUSIP Number)

Fai H. Chan
c/o Singapore eDevelopment Limited
7 Temasek Boulevard #29-01B, Suntec Tower One
Singapore 038987
011 65 6333 9181
(Name, address and telephone number of Person
Authorized to Receive Notices and Communications)

December 29, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81517W105

(1)	Name of reporting person: SeD Home International, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 704,015,730
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 704,015,730
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 704,015,730
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 99.99%(1)
(14)	Type of reporting person: CO

(1) Based on 704,043,324 shares of the Issuer’s common stock issued and outstanding as of October 1, 2018.

CUSIP No. 81517W105
(1)	Name of reporting person: Singapore eDevelopment Limited
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Singapore
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 704,015,730
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 704,015,730
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 704,015,730
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 99.99%(1)
(14)	Type of reporting person: CO

(1) Based on 704,043,324 shares of the Issuer’s common stock issued and outstanding as of October 1, 2018.

CUSIP No. 81517W105
(1)	Name of reporting person: Hengfai Business Development Pte. Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Singapore
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 704,015,730
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 704,015,730
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 704,015,730
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 99.99%(1)
(14)	Type of reporting person: CO

(1) Based on 704,043,324 shares of the Issuer’s common stock issued and outstanding as of October 1, 2018.

CUSIP No. 81517W105
(1)	Name of reporting person: Hengfai International Pte. Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Singapore
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 704,015,730
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 704,015,730
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 704,015,730
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 99.99%(1)
(14)	Type of reporting person: CO

(1) Based on 704,043,324 shares of the Issuer’s common stock issued and outstanding as of October 1, 2018.

CUSIP No. 81517W105
(1)	Name of reporting person: HF Enterprises Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 704,015,730
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 704,015,730
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 704,015,730
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 99.99%(1)
(14)	Type of reporting person: CO

(1) Based on 704,043,324 shares of the Issuer’s common stock issued and outstanding as of October 1, 2018.

CUSIP No. 81517W105
(1)	Name of reporting person: HFE Holdings Limited
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Hong Kong
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 704,015,730
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 704,015,730
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 704,015,730
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 99.99%(1)
(14)	Type of reporting person: CO

(1) Based on 704,043,324 shares of the Issuer’s common stock issued and outstanding as of October 1, 2018.

CUSIP No. 81517W105
(1)	Name of reporting person: Fai H. Chan
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Singapore
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 704,015,730
	(8)	Shared Voting Power: 0
	(9)	Sole dispositive power: 704,015,730
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 704,015,730
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 99.99%(1)
(14)	Type of reporting person: IN

(1) Based on 704,043,324 shares of the Issuer’s common stock issued and outstanding as of October 1, 2018.

Item 1. Security and Issuer.

This statement relates to the common stock, $0.001 par value, of SeD Intelligent Home Inc., formerly known as Homeownusa, a Nevada corporation (the “Company”). The Company’s address is 4800 Montgomery Lane, Suite 210, Bethesda, MD 20814 and its telephone number is 301-971-3940.

Item 2. Identity and Background.

(a)
This Schedule 13D is filed by (i) SeD Home International, Inc.; (ii) Singapore eDevelopment Limited; (iii) Hengfai Business Development Pte. Ltd; (iv) Hengfai International Pte. Ltd.; (v) HF Enterprises Inc..; (vi) HFE Holdings Limited; and (vii) Fai H. Chan. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)
The business addresses of the Reporting Persons are as follows:

(i)
SeD Home International, Inc. is 4800 Montgomery Lane, Suite 210, Bethesda, MD 20814.
(ii)
Singapore eDevelopment Limited is 7 Temasek Boulevard #29-01B, Suntec Tower One, Singapore 038987.
(iii)
Hengfai Business Development Pte. Ltd is c/o Singapore eDevelopment Limited, 7 Temasek Boulevard #29-01B, Suntec Tower One, Singapore 038987.
(iv)
Hengfai International Pte. Ltd. is c/o Singapore eDevelopment Limited, 7 Temasek Boulevard #29-01B, Suntec Tower One, Singapore 038987.
(v)
HF Enterprises Inc. is 4800 Montgomery Lane, Suite 210, Bethesda, MD 20814.
(vi)
HFE Holdings Limited is Unit B, 17th Floor, Greatmany Centre, 109-111 Queen’s Road East, Wan Chai, Hong Kong.
(vii)
Fai H. Chan is c/o Singapore eDevelopment Limited, 7 Temasek Boulevard #29-01B, Suntec Tower One, Singapore 038987.

(c)
(i) and (ii): Singapore eDevelopment Limited is a diversified holding company in Singapore and SeD Home International, Inc. is one of its wholly-owned subsidiaries. (iii), (iv), (v) and (vi): Hengfai Business Development Pte. Ltd is the majority shareholder of Singapore eDevelopment Limited and is wholly owned by Hengfai International Pte. Ltd.; Hengfai International Pte. Ltd. is wholly owned by HF Enterprises Inc.; HF Enterprises Inc. is a diversified holding company which is wholly owned by HFE Holdings Limited; HFE Holdings Limited is a holding company owned by Fai H. Chan. (vii) Fai H. Chan is the Chairman and Chief Executive Officer of Singapore eDevelopment Limited and is the Chairman and Chief Executive Officer of HF Enterprises Inc.

(d)
No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)
Fai H. Chan is a citizen of Singapore; SeD Home International, Inc. is a Delaware corporation; Singapore eDevelopment Limited is a Singapore limited company; Hengfai Business Development Pte. Ltd is a Singapore limited company; Hengfai International Pte. Ltd. is a Singapore limited company; HF Enterprises Inc. is a Delaware corporation; and HFE Holdings Limited is a Hong Kong limited company.

Item 3. Source and Amount of Funds or Other Consideration.

On December 31, 2013, the Company’s sole director and officer and nine other shareholders sold their interest in the Company to CloudBiz International Pte, Ltd (“CloudBiz”), a Singapore entity controlled by Fai H. Chan, one of the Reporting Persons. The total number of shares purchased by CloudBiz was 15,730 shares, which represented a 69% interest in the Company’s issued and outstanding common stock as of such date.

On July 7, 2014 CloudBiz invested $37,000 in the Company. For such investment, CloudBiz received an additional 74 million shares of the Company’s common stock. On December 22, 2016 Cloudbiz transferred 74,015,730 common shares to Singapore eDevelopment Limited, a limited company in Singapore, which is one of the Reporting Persons and of which Fai H. Chan, one of the Reporting Persons, is the Chairman and Chief Executive Officer. Fai H. Chan is also the majority shareholder of Singapore eDevelopment Limited, through a Singapore entity called Hengfai Business Development Pte. Ltd. Hengfai Business Development Pte. Ltd. is wholly owned by another Singapore entity called Hengfai International Pte. Ltd. Singapore eDevelopment Limited subsequently contributed its ownership in the Company to its subsidiary SeD Home International, Inc., which is currently the controlling shareholder of the Company. As a resulting, Fai H. Chan, one of the Reporting Persons, remains in control of the Company.

On December 29, 2017, the Company, SeD Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company (the “Merger Sub”), SeD Home Inc. (“SeD Home”), a Delaware corporation, and SeD Home International, Inc., a Delaware corporation entered into an Acquisition Agreement and Plan of Merger (the “Agreement”) pursuant to which the Merger Sub was merged with and into SeD Home, with SeD Home surviving as a wholly-owned subsidiary of the Company. The closing of this transaction (the “Closing”) also took place on December 29, 2017 (the “Closing Date”). Prior to the Closing, SeD Home International, Inc. was the owner of 100% of the issued and outstanding common stock of SeD Home and was also the owner of 99.96% of the Company’s issued and outstanding common stock. The Company acquired all of the outstanding common stock of SeD Home Inc. from SeD Home International, Inc. in exchange for issuing to SeD Home International, Inc. 630,000,000 shares of the Company’s common stock. Accordingly, SeD Home International, Inc. remains the Company’s largest shareholder, owning 99.99% of the Company, and the Company is now the sole shareholder of SeD Home.

On October 1, 2018, Hengfai International Pte. Ltd. was acquired from Fai H. Chan by HF Enterprises Inc., an entity also under Mr. Chan’s control. Accordingly, following the October 1, 2018 transaction, Fai H. Chan continues to control the Company.

Item 4. Purpose of Transaction.

The information set forth in Item 3, above, is hereby incorporated herein by reference thereto.

The shares acquired by Cloudbiz on December 31, 2013 were acquired to gain a controlling interest in the Company. Following the acquisition of shares by Cloudbiz on December 31, 2013, the Company’s sole director and officer resigned and Mr. Conn Flanigan was appointed as the Company’s Chief Executive Officer and sole director.

On January 10, 2017, the Company’s Board of Directors appointed Fai H. Chan as Director. On March 10, 2017, Mr. Rongguo (Ronald) Wei, CPA, was appointed as the Chief Financial Officer of the Company.

In connection with the acquisition of SeD Home on December 29, 2017, the Company has appointed new officers and directors. Fai H. Chan and Moe T. Chan will now serve as co-Chief Executive Officers; (Ronald) Wei and Alan W. L. Lui will serve as Co-Chief Financial Officers, and the Company’s Board of Directors will include Fai H. Chan, Moe T. Chan, Conn Flanigan and Charley MacKenzie.

Item 5. Interest in Securities of the Issuer.

(a)
As of the date hereof, Mr. Fai H. Chan beneficially owns 704,015,730 shares of the Company’s common stock, which represents 99.99% of the 704,043,324 issued and outstanding shares of Company’s common stock.

(b)
Mr. Fai H. Chan has sole voting and dispositive power over the shares of common stock reported as beneficially owned by him, through the various Reporting Persons, in response to Item 5(a) above.

(c)
The information set forth in Item 3, above, is incorporated herein by reference thereto. None of the Reporting Persons has acquired any shares of the Company’s common stock during the previous sixty days, however HF Enterprises Inc. and HFE Holdings Limited have become Reporting Persons effective as of October 1, 2018 through HF Enterprises Inc.’s acquisition of Hengfai International Pte. Ltd.

(d) Not applicable.

(e) Not applicable.

Item 6.
Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 19, 2018 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with Respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.
Material to be Filed as Exhibits.

99.1
Acquisition Agreement and Plan of Merger dated December 29, 2017 by and among SeD Intelligent Home Inc., SeD Acquisition Corp., SeD Home International, Inc. and SeD Home, Inc., incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 29, 2017.

99.2
Joint Filing Agreement dated October 19, 2018 between SeD Home International, Inc., Singapore eDevelopment Limited, Hengfai Business Development Pte. Ltd, Hengfai International Pte. Ltd., HF Enterprises Inc., HFE Holdings Limited and Fai H. Chan.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2018

/s/ Fai H. Chan
Name: Fai H. Chan

SeD Home International, Inc.

By: /s/ Fai H. Chan
Name: Fai H. Chan
Title: Chairman

Singapore eDevelopment Limited

By: /s/ Fai H. Chan
Name: Fai H. Chan
Title: Chairman and
Chief Executive Officer

Hengfai Business Development Pte. Ltd.

By: /s/ Fai H. Chan
Name: Fai H. Chan
Title: Director

Hengfai International Pte. Ltd.

By: /s/ Fai H. Chan
Name: Fai H. Chan
Title: Director

HF Enterprises Inc.

By: /s/ Fai H. Chan
Name: Fai H. Chan
Title: Chairman and
Chief Executive Officer

HFE Holdings Limited

By: /s/ Fai H. Chan
Name: Fai H. Chan
Title: Director